UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                 TELEMONDE, INC.
                                 ---------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    879436 10
                                    ---------
                                 (CUSIP Number)



                               SEPTEMBER 19, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 879436 10
          ---------



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  WorldCom, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                     a. |_|
                                     b. |X|

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia

                           5        SOLE VOTING POWER
  NUMBER OF                               15,766,792
   SHARES
BENEFICIALLY               6        SHARED VOTING POWER
  OWNED BY                                  0
    EACH
  REPORTING                7        SOLE DISPOSITIVE POWER
   PERSON                                 15,766,792
    WITH
                           8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           15,766,792

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           15.52%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

                                  SCHEDULE 13G

CUSIP NO. 879436 10
          ---------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MCI WORLDCOM Global Networks U.S., Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                a.  |_|
                                                b.  |X|

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                           5        SOLE VOTING POWER
  NUMBER OF                               15,766,792
   SHARES
BENEFICIALLY               6        SHARED VOTING POWER
  OWNED BY                                  0
    EACH
  REPORTING                7        SOLE DISPOSITIVE POWER
   PERSON                                 15,766,792
    WITH
                           8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           15,766,792

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                           |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           15.52%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

ITEM 1.

(a)      NAME OF ISSUER

            Telemonde, Inc.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            230 Park Avenue
            New York, NY  10169

ITEM 2.

     (a) NAME OF PERSONS FILING

            WorldCom, Inc.
            MCI WORLDCOM Global Networks U.S., Inc.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            WorldCom, Inc.
            MCI WorldCom Global Networks U.S., Inc.
            500 Clinton Center Drive
            Clinton, Mississippi  39056

     (c) CITIZENSHIP

            MCI WorldCom, Inc. - United States
            MCI WORLDCOM Global Networks U.S., Inc. - United States

     (d) TITLE OF CLASS OF SECURITIES

            Common Stock, par value $.001 per share

     (e) CUSIP NUMBER

            879436 10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss. 240.13d-1(b) OR ss. 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      /_/    Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o);

(b)      /_/    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)      /_/    Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c);

(d)      /_/    Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C.80a-8);

(e)      /_/    An investment adviser in accordance with ss. 240.13d-1(b)
                (1)(ii)(E);

(f)      /_/    An employee benefit plan or endowment fund in accordance
                with ss. 240.13d-1(b)(1)(ii)(F);

(g)      /_/    A parent holding company or control person in accordance with
                ss. 240.13d-1(b)(ii)(G);

(h)      /_/    A savings  association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C.1813);

(i)      /_/    A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C.80a-3);

(j)      /_/    Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to ss. 240.13d-1(c), check this box. |X|

ITEM 4.   OWNERSHIP (AT SEPTEMBER 19, 2000)

     (a)  AMOUNT BENEFICIALLY OWNED (See note to Item 4(a)).

          WorldCom, Inc.                             -        15,766,792
          MCI WORLDCOM Global Networks U.S., Inc.    -        15,766,792

Note to
Item 4(a): The 15,766,792 shares of Common Stock owned by WorldCom, Inc. includes the 15,766,792 shares of Common Stock owned by MCI WORLDCOM Global Networks U.S., Inc. It does not include 9,917,356 shares of Common Stock pledged by Fastfirm Limited on behalf of Issuer in favor of MCI WorldCom Global Networks U.S., Inc. and MCI WorldCom Global Networks Limited, as security for certain payment obligations of the Issuer

     (b) PERCENT OF CLASS

          WorldCom, Inc.                             -        15.52%
          MCI WORLDCOM Global Networks U.S., Inc.    -        15.52%

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                    WorldCom, Inc.                                -   15,766,792
                    MCI WORLDCOM Global Networks U.S., Inc.       -   15,766,792

         ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                    WorldCom, Inc.                                -    0
                    MCI WORLDCOM Global Networks U.S., Inc.       -    0

        iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    WorldCom, Inc.                                -   15,766,792
                    MCI WORLDCOM Global Networks U.S., Inc.       -   15,766,792

         iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                    WorldCom, Inc.                                -    0
                    MCI WORLDCOM Global Networks U.S., Inc.       -    0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                   Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            MCI WORLDCOM Global Networks U.S., Inc. is a wholly-owned indirect subsidiary of WorldCom, Inc.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      SEPTEMBER 19, 2000
                                      ------------------
                                           Date



                                      WORLDCOM, INC.


                                      By:  /s/ SCOTT D. SULLIVAN
                                           --------------------------------
                                           Name: Scott D. Sullivan
                                           Title: Chief Financial Officer


                                      MCI WORLDCOM GLOBAL NETWORKS U.S., INC.


                                      By:  /s/ SCOTT D. SULLIVAN
                                           --------------------------------
                                           Name: Scott D. Sullivan
                                           Title: Chief Financial Officer